UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES

                            OF SMALL BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                            POLAR CARGO SYSTEMS, INC.
                 ----------------------------------------------
                 (Name of Small Business Issuer in its charter)


                                    Delaware
         ---------------------------------------------------------------
         (State or other jurisdiction of incorporation or organization)


                                   33-0843790
                      ------------------------------------
                      (I.R.S. Employer Identification No.)


                         2240 SHELTER ISLAND DRIVE #202
                           SAN DIEGO, CALIFORNIA 92106
               --------------------------------------------------
               (Address of principal executive offices) (Zip Code)


                                 (619) 226-3536
                           ----------------------------
                           (Issuer's telephone number)

           Securities to be registered under Section 12(b) of the Act:

          Title of each class to be         Name of each exchange on which
               so registered               each class is to be registered
          -------------------------        --------------------------------
                   None                                 None


           Securities to be registered under Section 12(g) of the Act:

                         COMMON STOCK, PAR VALUE $0.001
                         ------------------------------
                                (Title of Class)

                            POLAR CARGO SYSTEM, INC.

                                   FORM 10-SB

Table of Contents                                                          Page

                                     PART I

Item 1.     Description of Business........................................ 1

Item 2.     Management's Discussion and Analysis
                 of Financial Conditions and Results of Operation.......... 7

Item 3.     Description of Property........................................10

Item 4.     Security Ownership of Certain Beneficial
                 Owners and Management.....................................11

Item 5.     Directors, Executive Officers, Promoters
                 and Control Persons.......................................12

Item 6.     Executive Compensation.........................................14

Item 7.     Certain Relationships and Related Transactions.................14

Item 8.     Description of Securities......................................14

                                     PART II

Item 1.     Market Price of and Dividends on Polar Cargo's Common Equity
                and Other Stockholder Matters..............................15

Item 2.     Legal Proceedings..............................................16

Item 3.     Changes in and Disagreements with Accountants..................16

Item 4.     Recent Sales of Unregistered Securities........................16

Item 5.     Indemnification of Directors and Officers......................16

                                    PART F/S

Financial Statements.......................................................F-1

                                    PART III

Item 1.     Index to Exhibits and Description of Exhibits..................17

Signature Page.............................................................18

ITEM 1.  Description of Business

         Polar Cargo Systems, Inc. (the "Company") was incorporated in the state of Delaware in May 1981 under the name of Hotelphone, Inc. In April 1997, the Company. changed its name to Biometric Access Technologies, Inc. In April, 1999, Biometric Access Technologies, Inc. acquired all of the issued and outstanding common stock of Polar Cargo Containers, Inc., a company formed to develop technology for commercial applications for a refrigeration technology for use in the transport of perishable cargo market, and to acquire an ongoing concern to provide a revenue base during the completion of the development of the refrigerated transport division. At that time, the company changed the Company's name to Polar Cargo Systems, Inc. At present, the Company is comprised of two divisions: Polar Cargo Research Ltd. and L&V Transportation, Inc.

         Polar Cargo Research was established to consolidate the interests and achievements of various parties from the U.S. and Asia that had invested in the development of container-related refrigeration technology. During the past five years, contributors to the resulting Coldwall(TM) technology included: RJS Companies, a Texas-based refrigeration design and engineering group, Coldwall(TM) Technologies Ltd., an American-Asian product development company and several financing groups in the U.S. and abroad. In May 1999, the Company completed acquisition of all the intellectual property and patents, under application or otherwise accumulated, that are associated with the development of the ColdwallTM refrigerated container technology from Polar Cargo Research LTD in exchange for stock in the Company. As of the current date, we have not granted or entered into any agreements to grant any manufacturing or distribution rights nor licenses to our intellectual property.

         In April 1999, The Company acquired L&V Transportation, Inc. to provide both a revenue source during completion of the Coldwall(TM) research and development and a fleet of tractors to test the refrigerated containers.

About the Refrigerated Transport Industry

         Polar Cargo Research develops technology for the refrigerated transport of perishable cargo. The refrigerated transportation technology industry has remained basically the same since the 1970's. Polar Cargo System's Coldwall(TM) technology addresses the design and performance limitations of conventional refrigerated container technology. It will provide consistent and accurate temperature control, preserve moisture levels in products and offer proper atmospheric control. These features will improve the appearance and shelf lives of perishable cargo when delivered to the final destination thereby reducing spoilage and increasing profit margins for retailers.

Coldwall(TM) Technology

         The Coldwall(TM) technology, developed in the United States, is a refrigerated container design that integrates the refrigeration into the construction of the container, known in the industry as the reefer box. Our design is comprised of two major parts: refrigeration equipment configurations and an airflow delivery system. Although it employs largely non-proprietary refrigeration parts, only the Coldwall(TM) system integrates the equipment into transportable refrigerated containers and trailers. Coldwall(TM) deploys larger more robust evaporator and condenser coils, reverse impeller fans, simple and reliable controls and smaller compressors. Our Coldwall(TM) system of airflow ducts and plena deliver tightly regulated supply air throughout the length of the box at consistent velocity and pressure with minimal infringement on the interior container dimensions.

         Our technology eliminates or mitigates many disadvantages of conventional reefer design; the result is a container that transports perishable cargo with: Minimal dehumidification; Consistent airflow; Precise temperature control; Superior cooling; and Greater efficiency.

Products

Marine container. The marine application of Coldwall(TM) will feature a complete 40-ft high cube integral refrigerated container -- the reefer box inclusive of refrigeration equipment. The machinery will include Coldwall(TM) designed evaporator, condenser and fan sections, but mainly generic refrigeration components from other well-established manufacturers.

         Although initial work on Coldwall(TM) has focused on the marine container, the other viable commercial applications for the technology are primarily the trucking and rail container businesses.

Truck trailer. The Coldwall(TM) design is readily adapted to the refrigerated truck trailer, and will have significant advantages over the conventional truck trailer design. Many conventional truck trailers are substantially longer than marine containers and will benefit from an air delivery system that blows chilled air cross-container rather than longitudinally. The Coldwall(TM) container will provide significantly better airflow in a partially empty container or one in which cargo is not loaded evenly because it divorces airflow consistency from complicated loading patterns. In addition, while the truck trailer doors are open, the Coldwall(TM) container can continue to provide cooling to the cargo, whereas conventional truck trailers immediately lose all of the chilled air out the rear doors. We anticipate launching a refrigerated truck trailer production prototype in the U.S. market by mid-2000.

         Preliminary research and design work indicates that with some modifications an Asian version of the Coldwall(TM) truck trailer can be both cost competitive and technically superior to any currently available product. Our current target available date is mid-2000.

Rail container. We concurrently will adapt the Coldwall(TM) refrigeration design to a version of the double-stacked refrigerated rail container. The modifications necessary to produce a rail version are relatively similar to those for a refrigerated truck trailer. Margins are considerably higher in the double-stacked rail box due to the general absence of competition.

Marine Container Market

         In 1997, there was an estimated 35-40 million tons of perishable cargo moved in refrigerated containers. The figure is anticipated to grow to approximately 45- 50 million tons by 2000. Of this reefer traffic, an estimated 43% is containers, and Drewry, a London-based shipping consultant forecasts a containerisation ratio of 48% by 2005. This trend is driven by intermodal efficiencies such as the reduction of handling costs and cargo damage. There are three configurations of refrigerated containers, which account for 90+% of market with the balance being insulated boxes and non-mechanical refrigerated containers. The three are the 20-ft, 40-ft and 40-ft high cube configurations. As of 1998, the most important and overwhelmingly dominant configuration is the 40-ft high cube. On this basis, we will focus only on producing Coldwall(TM) containers in the 40-ft high cube configuration.

         Customer   Segmentation.   The  market  for  40-ft  high  cube  reefers
represents the total market potential for Polar Cargo's marine application of the Coldwall(TM)technology.

         There are only two major reefer customer segments: shipping lines and leasing companies. Although there is a general advantage in flexibility by leasing dry freight or refrigerated containers from leasing companies, shipping lines generally prefer to own their refrigerated containers. In the last decade approximate 61-69% of reefers were owned by shipping lines. Leasing companies also are reluctant to own reefers due to their high capital cost paired with relatively higher utilization risks.

         Shipping lines. While the total refrigerated shipping container fleet has grown from 103,000 units in 1990 to 230,800 units in 1998, the 40-ft high cube configuration has skyrocketed from 13,800 units in 1990 to 118,600 units in 1998. Although growth is unlikely to continue at this rate, the continued retirement of units using the refrigerant R12 (which is being slowly phased out due to environmental legislation) is likely to boost sales for several more years.

         The  ten  largest   shipping   lines  own  60%  of  all  reefer  units,
particularly concentrated in the 40-ft high cube configuration, where they own 76% of all high cubes in the global reefer fleet. The list includes: Maersk, Evergreen, OOCL, APL, Sea-Land, Mitsui, OSK, NYK, Hanjin, Blue Star / P&ON. A number of fruit companies particularly Dole, Del Monte and Chiquita also have interests in shipping lines such as Lauritzen, the Great White Fleet and Ecuadorian Shipping Lines which are dedicated to moving their produce. Most of these ships are reefer ships with immense refrigerated holds and move some 20 million of the 35- 40 million tons of reefer cargoes, however there is a growing trend to containerization to exploit intermodal efficiencies, minimize handling costs and handling damage to cargoes.

         Leasing companies. Leasing companies own roughly 29% of the global 40-ft high cube fleet. They buy approximately half the number of reefers which shipping lines buy. Although the numbers are significant, the purchase criteria are often driven by the end users, which are shipping lines.

Truck and Rail Markets

         U.S. producers alone produced and shipped more than 74 million tons of produce in 1998, in a market with consumer demand of some US$100 billion. This demand has driven developments in double-stacked railcars, which are equipped with depressed platforms to stack refrigerated rail containers two high and nearly double the transport efficiency. The U.S. Department of Commerce considers this particular mode to be the most efficient long-haul mode of transporting perishables, and industry estimates have put the total demand at more than 100,000 units to service the U.S. produce industry alone. However, clearance limits, which vary from city to city, still prevent double-stack rail service to reach every city in the U.S., although these clearance limits are gradually being lifted. The rate of progress on this issue is clearly a ceiling on demand, and is being tracked closely by us.

         Major players in the intermodal rail business, which has been steadily growing at an average of 6-8% per year throughout much of the 1990?s, have lately accelerated investment in refrigerated rail containers, particularly in high-efficiency high-technology versions. Union Pacific Railroad and Amtrak have recently expanded their fleets of temperature-controlled containers and are considering further acquisitions. They also have invested in dedicated rail routes for intermodal freight, automated control and customer servicing systems, improved on-time performance and reduced damage to cargoes with new handling equipment.

Competition

         At this time, there are no other significant manufacturers of integral refrigerated containers, which offer a product that includes both the reefer box and the refrigeration system. However, it is possible to consider competing manufacturers in both components separately.

Reefer box. With the exception of minor variations in quality, price and the place of manufacture, the reefer box is strictly a commodity. The manufacture of reefer boxes is now dominated by China, followed closely by Korea. With utilized capacity at only 53%, there are virtually no profits in the business of manufacturing reefer boxes given the commoditized nature of the product. In fact, some of the plants in China are willing to supply reefers at breakeven or at a loss in order to maintain other objectives such as employment or survival.

         We do not intend to compete in the manufacture of reefer boxes. With the exception of installing some simple ceiling plena and a rather more complex sidewall duct system, the construction of a Coldwall(TM) container is similar to any other container. As such, we will enter into agreements with the most competitive reefer manufacturers to build the Coldwall(TM) shell to specifications at optimum cost and quality combinations.

Refrigeration Equipment. The market for refrigeration equipment is basically dominated by two giants in transport-related refrigeration equipment -- Thermo King and Carrier -- each with roughly less than half of the market. Two smaller Japanese manufacturers, Mitsubishi and Daikin, occasionally contract with Japanese and Taiwanese shipping lines.

         Thermo King and Carrier are both formidable competitors with very large service networks and highly efficient production capability. Most importantly, they are well established and trusted names in a business where machinery reliability is crucial. Both players manufacture conventional refrigeration machinery, featuring advanced technological features such as microprocessor communication ports, remote monitoring capability, compatibility with controlled atmosphere systems and so on. The prices of both competitors are very similar and have been under very strong downward pressure in the last two years from shipping lines, who themselves face serious rate declines.

Alternative Technologies. There are ranges of alternative technologies, which claim to overcome or compensate for the limitations of conventional refrigerated container design. These range from packages of specially formulated chemicals, which absorb and then gradually release moisture, to humidity control systems, which inject vaporized water back into the cargo. None however addresses basic limitations of the refrigeration equipment and airflow delivery. Some of these compensatory technologies, if viable and effective, can always be used with the Coldwall(TM) container, and therefore pose no significant competitive threat to us.

Patent Protection

Elements of the Coldwall(TM) technology and associated intellectual property are protected under U.S. patent law. Polar Cargo Systems holds U.S. Patent number 5830057, issued November 3, 1998. In as much as our refrigerated containers are going to be manufactured in China, which is not a treaty country under the international intellectual property protection conventions, a mirror Chinese patent has also been filed and is awaiting examination.

About our transportation division

L&V Transportation, Inc.

         L&V Transportation, Inc. is based in El Centro, CA. It was incorporated in December 1996 and conducted business under the name Progressive Trucking. In April 1999, Progressive sold 100% of its stock to us and changed its name to L&V Transportation, Inc.

         L&V provides tractor service to Schneider National Trucking, one of the largest national trailer movement companies, and water vacuum truck services to local geo-thermal plants. Our mission is to focus on the long haul trucking support business. Currently, L&V has six tractors and we plan to expand the fleet during 2000.

There is limited competition for our transportation service

         At present, L&V is the only long haul provider to Schneider National Trucking in Southern California. It also is the only local-based water vacuum trailer provider.

         We plan to equip our trucks with global GPS systems that allow us to know the exact location, movement and mileage of each truck and allow direct communication with the trucks. In addition, we intend to develop and implement an internet scheduling system.

Concerns and considerations associated with our business

Our revenues and operating results will be adversely affected if we fail to compete successfully.

         We are, and will continue to be, subject to intense competition in our targeted markets, principally from businesses providing other traditional refrigeration techniques, including existing and developing technologies, and competitive products. Many of our competitors have substantially greater financial, marketing and manufacturing resources and experience than us. Significant competitive factors, which will affect future sales in the marketplace, include regulatory approvals, performance, pricing and general market acceptance.

         The container refrigeration market is also highly competitive. There are many companies engaged in this market, some with significantly greater resources than ours. Our competitors may be able to develop technologies, procedures or products that are more effective or economical than ours are or that would render the Coldwall(TM) system obsolete or noncompetitive. Although we are not aware of any substantial technological change, should such change occur, there can be no assurance that we will be able to acquire the new or improved systems which may be required to service our customers.

Our foreign sales are subject to risks.

         An increasing portion of our sales may be made in foreign markets. Foreign sales expose us to two primary risks. The first concern is the difficulty and expense of maintaining foreign sales distribution channels. The second concern is the political and economic instability in foreign markets and governmental quotas and other regulations.

Our business is subject to governmental regulation.

         We are required to adhere to a wide variety of other regulations governing the operation of our business. Noncompliance with local, state, federal or foreign requirements can result in serious penalties that could harm our business. Although we believe that our operations comply with applicable regulations, there can be no assurance that subsequent adoption of laws or interpretations of existing laws will not regulate, restrict or otherwise adversely affect our business.

A successful liability claim asserted against us due to a defect in the Coldwall(TM) system in excess of our insurance coverage would harm our business.

         The provision of refrigerated container services involves the inherent risk of product liability claims against us. We currently maintain commercial general liability insurance coverage in the amount of $2 million per incident, but this insurance is expensive, subject to various coverage exclusions and may not be obtainable in the future on terms acceptable to us. We do not know whether claims against us arising from the use of the Coldwall(TM) system will be successfully defended or that our insurance will be sufficient to cover liabilities arising from these claims. A successful claim against us in excess of our insurance coverage could materially harm our business.

Our operations were not affected by Year 2000 compliance problems.

         To date, the Company has not been affected by Year 2000 compliance problems. We conducted a comprehensive Year 2,000 investigation with respect to our internal business-critical systems. This investigation encompassed information technology systems and equipment with embedded technology such as fax machines and telephone systems. None of these systems were affected by the passage into the year 2,000. Nonetheless, we have no assurance that we will not experience isolated system failures as a result of third party technical problems.

OUR EMPLOYEES

         We currently have 10 full-time employees. None of our employees are represented by an organized labor union. We have not experienced an employee-related work stoppage to date; however we have no assurance that one cannot occur in the future.

ADDITIONAL INFORMATION

         We intend to provide an annual report, including audited financial statements, to our security holders, and to make quarterly reports available for inspection by our security holders.

         Upon completion of this offering, we will be subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") which will require us to file reports, proxy statements and other information with the Securities and Exchange Commission. Such reports, proxy statements and other information may be inspected at public reference facilities of the Commission at Judiciary Plaza, 450 Fifth Street N.W., Washington D.C. 20549; Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; 7 World Trade Center, New York, New York, 10048; and 5670 Wilshire Boulevard, Los Angeles, California 90036. Copies of such material can be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street N.W., Washington, D.C. 20549 at prescribed rates.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the financial statements and the related notes. This discussion contains forward-looking statements based upon current expectations that involve substantial risks and uncertainties. You can identify these statementy by forward-looking words such as "may", "will", "expect", "anticipate", "believe", "estimate", and "continue", or similar words. You should be aware that our actual results and the timing of certain events could differ materially from those anticipated in these forward-looking statements and could have an adverse effect on our business, results of operations and financial conditions.

         Neither Polar Cargo Systems nor Polar Cargo Containers had any operations prior to the L&V Transportation transaction. L&V Transportation is considered the accounting acquirer in the business combination with Polar Cargo Systems. Accordingly, the transaction between L&V Transportation and Polar Cargo Systems has been accounted for as a reverse acquisition of Polar Cargo Systems by L&V Transportation. The assets of Polar Cargo Systems have been recorded at historical cost since Polar Cargo Systems was a shell corporation with no operations and only nominal assets prior to the L&V Transportation transaction.

         Effective May 15, 1999, Polar Cargo Systems, Inc. consummated an asset purchase agreement with Orient Refrigerated Transport Consolidated, Inc. whereby Polar Cargo Systems acquired certain assets, which include patented refrigeration system technology, from Orient in exchange for 2,000,000 shares of Polar Cargo Systems common stock. The Orient transaction has been accounted for under the purchase method.

         Polar Cargo Systems, including the operations from the outstanding common stock acquired from L&V Transportation are collectively referred to as Polar Cargo subsequent to the transactions discussed above.

         Polar Cargo  Systems has  continued  the  transportation  and long haul trucking business operations through L&V Transportation, a wholly owned subsidiary. Additionally, we have continued the development and refinement of the patented refrigeration system through Polar Cargo Research, Ltd., a wholly owned subsidiary.

We have incurred net losses since inception and expect future losses.

         We have incurred significant losses since inception. As of September 30, 1999, we incurred cumulative net losses of $926,381 and had an accumulated deficit of approximately $1,155,837. We expect to continue to incur net losses until sales generate sufficient revenues to fund our continuing operations. However, we may fail to achieve significant revenues from sales or achieve or sustain profitability.

         We believe that our available short-term assets and investment income will be sufficient to meet our operating expenses and capital expenditures through the current fiscal year. We do not know if additional financing will be available when needed, or if it is available, if it will be available on acceptable terms. Insufficient funds may prevent us from implementing our business strategy or may require us to delay, scale back or eliminate certain aspects of our services.

We may be unable to successfully market or support the market for our product.

         Our ability to achieve profitability in the future will depend in part on our ability to successfully market and sell our product and services on a wide scale. In turn, our future sales and profitability depend in part on our ability to demonstrate to the market place the potential cost savings and performance advantages of the Coldwall(TM) system over traditional refrigeration systems. We do not know if our products and/or services can be successfully commercialized on a broad basis.

         We have limited experience with widespread deployment of our products and services to a diverse customer base. There can be no assurance that we will have adequate personnel to provide the level of support that our customers may require during initial product deployment or on an ongoing basis. An inability to provide sufficient support to our customers could have an adverse impact on our reputation and relationship with our customers, prevent us from gaining new customers and adversely affect our business, financial condition or results of operations.

The loss of any of our other key professionals could adversely affect our business including our ability to develop and market our products.

         We depend to a considerable degree on our limited number of key personnel. During our limited operating history, many key responsibilities have been assigned to a relatively small number of individuals. The loss of the services of key members of our management could harm our business. Our success will also depend, among other factors, on the successful recruitment and retention of qualified technical and other personnel.

RESULTS OF OPERATIONS

Operating Expenses

Comparison of Year Ended December 31, 1998 and Year Ended December 31, 1997

         Our historical operations for the year ended December 31, 1998 and 1997 are analyzed as follows:

         Revenues. We reported total revenues of approximately $497 thousand in 1998 a decrease from $847 thousand in 1997. The decrease in revenue was primarily due to non-renewal of transportation contracts for a mining company in 1998.

         Cost of Revenues. Cost of revenues of $443,000 for the year ended December 31, 1998 decreased from $648,000 in 1997. Cost revenues decreased as a result of decreased revenues.

         General and Administrative Expenses. Polar Cargo Systems reported total general and administrative expenses of $286,000 in 1998, an increase from
$173,000 in 1997. General and administrative expenses increased due to depreciation expenses increasing approximately $52,000, bad debt expenses increasing approximately $33,000, and consulting expenses increasing approximately $35,000.

         Loss before Provision for Income Taxes. As a result of the foregoing factors, loss before provision for income taxes of $(232,000) for 1998 increased from an income before provision for income taxes of $17,000 in 1997.

Comparison of Nine Months Ended September 30, 1999 and Nine Months Ended September 30, 1998.

         The historical operations of Polar Cargo Systems for the nine months ended September 30, 1999 and 1998 are analyzed as follows:

         Revenues. We reported total revenues of $316,525 for the nine months ended September 30, 1999 a decrease from $373,282 in 1998. The decrease in revenue was primarily due to non-renewal of transportation contracts for a mining company in 1998.

         Cost of Revenues. Cost of revenues of $265,960 for the nine months ended September 30, 1999 decreased from $326,133 in 1998. Cost of revenues decreased as a result of decreased revenues.

         General and Administrative Expenses. We reported total general and administrative expenses of $898,153 in 1999, an increase from $234,614 in 1998. General and administrative expenses increased in consulting fees, depreciation, professional fees and office rent.

         Loss before Provision for Income Taxes. As a result of the foregoing factors, loss before provision for income taxes of $926,381 for 1999 increased from $184,464 in 1998.

Liquidity and Capital Resources

         Liquidity is a measure of a company's ability to meet potential cash requirements, including ongoing commitments to research and development activities and for general purposes. Cash for research and development and general operating expenses is primarily obtained through cash flows from financing activities.

         We have significant ongoing liquidity needs to support our existing business and research and development activities. Our liquidity is actively managed on a periodic basis and our financial status, including our liquidity, is reviewed periodically by our management. This process is intended to ensure the maintenance of sufficient funds to meet the needs of Polar Cargo Systems.

         We historically have relied upon the cash flow from operations and financing activities to provide for our capital requirements. Our management believes that cash generated from financing activities will continue to increase for the next 12 months considering that cash on hand at September 30, 1999 will not be sufficient to provide for our capital requirements. We may seek additional equity financing in the latter part of 1999 and continue into the year 2000 through additional issuance of our common stock. There can no assurance that we will be able to complete a secondary offering or obtain credit lines.

         Net cash used in operating activities for the nine months ended September 30, 1999 was approximately $361,222. The net cash used in operating activities can be substantially attributed to the net loss incurred to date.

         Net cash used in investing activities was $45,836 in the nine month period ended September 30, 1999. The net cash used in investing activities resulted primarily from the purchase of office furniture.

         Net cash provided by financing activities was approximately $407,550 in the nine month period ended September 30, 1999. The net cash provided by financing resulted primarily from the proceeds from additional issuance of common stock and advances from shareholders.

         We have experienced a substantial increase in our capital expenditures, primarily due to a decrease in the transportation revenue activities, and we anticipate that this will continue for the foreseeable future. Additionally, we will continue to increase research and development expenditures related to our patented refrigeration system. We cannot be certain that the underlying assumed levels of revenues and expenses will prove to be accurate. We may seek additional funding through public or private financings or other arrangements prior to such time. Adequate funds may not be available when needed or may not be available on terms favorable to us. If funding is insufficient at any time in the future, we may be unable to develop or enhance our service offering, take advantage of business opportunities or respond to competitive pressures, any of which could have a negative impact on our business, operating results and financial condition.

ITEM 3.  DESCRIPTION OF PROPERTY

Our corporate offices are located at the following address:
         2240 Shelter Island Dr. Suite 202
         San Diego, CA 92106

This facility is under a two-year lease with annual rent of $33,075.60, which lease expires on March31, 2001.

Polar Cargo Research is located at the following address:
         12360 Vickers Way
         Richmond, B.C.
         Canada V6V 1H9

L&V Transportation office is located at the following address:
         371 E. Ross
         El Centro, CA 92243

The  company   purchased   the  office  in  1996  with  a  5  year  mortgage  of
$19,000. At present, the principal balance on the mortgage is $15,861.

L&V Transportation's trucking yard is located at 2201 S. Fairfield, El Centro, CA , under a verbal, month-to-month lease at $1,000 per month.

The property consists of a fenced 20 acre lot. There is a central warehouse, washing area and repair shop on the premises.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of the date of this registration statement, the stock ownership of each executive officer and director of the Company, of all executive officers and directors of the Company as a group, and of each person known by the Company to be a beneficial owner of 5% or more of its common stock. Except as otherwise noted, each person listed below is the sole beneficial owner of the shares, and has sole investment and voting power for such shares. No person listed below has any options, warrants or other rights to acquire additional securities of the Company, except as may be otherwise noted.

                                                           Percent of Beneficial
Name and address                              Shares         Owner of Class (1)
----------------                            ----------     ---------------------
Northwest Capital Partners, L.L. C.         2,000,000*              14.06%
10900 NE 8th Street
Bellevue, WA  98004

Dr. Jeffrey Rush                            1,364,590**              9.59%
c/o Polar Cargo Systems, Inc.
2240 Shelter Island Drive #202
San Diego, CA  92106

CIL Containers Ltd.                           800,000                5.62%
Suite 3202 - Central Plaza
18 Harbour Road
Wanchai, Hong Kong

All officers and directors
as a group (2 persons)                      3,364,590               23.65%

*        Does not include  120,000 shares held by Nelson  Children Family Trust.
         Brent Nelson, Chairman of the Company, is Managing Partner of Northwest Capital Partners, L.LC

**       All of these shares are held of record by various family members of Dr.
         Rush.

(1) For purposes of the table, a person is considered to "beneficially own" any shares with respect to which he/she directly or indirectly has or shares voting or investment power or of which he or she has the right to acquire the beneficial ownership within 60 days. Unless otherwise indicated and subject to applicable community property law, voting power and investment power are exercised solely by the person named above or shared with members of his or her household.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

         The following table sets forth certain information with respect to our directors and executive officers.

        Name               Age                      Position
--------------------       ----      -------------------------------------------
Brent Nelson               38       Chairman of the Board-Polar Cargo Systems
Robert Dale                43       President and Director-Polar Cargo Systems &
                                        Polar Cargo Research Development
Dr. Jeffrey Rush           62       Director
Dr. Kathy Kishimoto        38       Vice President
Ron Hui                    35       Director

Brent Nelson, Chairman -- Mr. Nelson has more than fifteen years of experience in investment banking and corporate finance establishing, acquiring and selling a range of companies in the businesses of real estate development, natural resources and import-export trade. He founded Pan Pacific Containers in 1995 and is a principal of Northwest Capital Partners, LLC. He also serves on the board of directors for several corporations, many of which are listed on public stock exchanges, giving him a diverse range of management expertise. Mr. Nelson is responsible for the overall direction of Polar and specifically for its financial and corporate affairs.

Robert Dale, President and Director -- Mr. Dale has over 18 years of business experience in sales and management in both the financial services industry and product development ventures. Mr. Dale holds a Bachelor of Commerce degree from the University of British Columbia, Vancouver. From 1979 to 1986 Mr. Dale served in senior management positions with Executone Contel Inc.'s western Canadian distribution company. He then served as a senior sales executive managing provincial territorial accounts for both the Laurentian/Imperial Group and Crown Life Insurance Company from 1987 to 1993. In 1996, as the Director, New Business for Hong Kong Stock Exchange listed group, CIL Holdings Ltd., he spearheaded the acquisition and managed the development of Coldwall(TM) technology as the Managing Director of the product development company.

Dr. Jeffrey L. Rush, M.D., Director -- Dr. Rush has extensive experience in both property development and the commercial development of technology-based ventures in North America. He was one of the founders of the mobile Magnetic Resonance scan technology. Prior to his entrepreneurial undertakings, he practiced as a radiologist in several well-respected hospitals. He has served or continues to hold the following executive positions: President of the Physician Radiology
Medical Group, San Diego, California; Diplomat of the American Board of Radiology; Former Chairman of Radiology at Alvarado Hospital, San Diego,
California; Member of the Physicians Advisory Board of National Medical Enterprises; Adjunct Associate Professor of Radiology at the University of California, San Diego. Dr. Rush was also a founding member of Pan Pacific Containers in 1995

Dr. Kathy K. Kishimoto, Ph.D., Vice President Engineering & Technical Services -- Dr. Kishimoto received her Bachelor of Mechanical Engineering degree (Honors) in 1977 and completed her doctoral work in 1986 both at the University of Manchester Institute of Science & Technology. Since graduation and prior to emigrating to Canada, Dr. Kishimoto has designed, overseen the construction and commissioning of various testing facilities for civilian and military institutions including underwater explosives simulators, explosives research labs, high-speed photography and instrumentation systems, dynamic pressure testing rigs, and liquid nitrogen (cryogenic) conditioning chambers. Dr.
Kishimoto has supervised the design engineering, technical development and laboratory testing work of the Coldwall(TM) technology since joining the company.

Ron Hui, Director, Engineering-Design -- Mr. Hui received his Bachelor of Science, Mechanical Engineering degree (Honors) in 1988 from the University of British Columbia, Vancouver. Mr. Hui received his Professional Engineer designation in 1991. From 1988 to 1995, Mr. Hui was responsible for evaluating, planning and managing various manufacturing processes and capital improvement projects for Phillips Cables. Also while at Phillips, Mr. Hui designed high speed data transmission cables as well as software evaluation systems and various testing programs. In 1995, Mr. Hui assumed a senior design engineering position with a large manufacturer of evaporator coils for tunnel, IQF and spiral freezers for commercial and industrial applications. Mr. Hui's extensive experience in refrigeration design and wide-ranging testing and modeling experience as well as his work with Finite Element Analysis, brought him to the company to undertake design engineering and testing of the Coldwall(TM)system.

         All directors hold office until the next annual meeting of stockholders and until their successors are elected. Officers are elected to serve, subject to the discretion of the Board of Directors, until their successors are appointed.

ITEM 6.     EXECUTIVE COMPENSATION

         Compensation for the officers of the Company is presented below. There are no other benefits or compensation provided. The following table shows all the cash compensation paid by the Company as well as certain other compensation paid during the fiscal years indicated.

Annual Compensation Awards Payouts

Position                        Year            Salary(*)
--------                        ----            ---------
Robert Dale, President          1999            $120,000

*Amortized salary
Note: Salary payments commenced June 15, 1999.

Option/SAR Grants in Last Fiscal Year.

There were no option/SAR Grants in the last fiscal year.

Compensation of Directors

The Company's directors serve without compensation.

ITEM 7.     CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         Brent  Nelson,  one if our  directors,  is the  President  of Northwest
Capital Partners, LLC. On April 15, 1999, we entered into a three-year consulting agreement under which Northwest agreed to advise us financially and assist us in arranging financing for our business operations. Northwest has a right of first refusal to consult with us regarding financings throughout the duration of its term. The consulting agreement provides for payment of monthly consulting fees to Northwest in the amount of $5,000 per month. The fee provision is subject to extension for 36 months upon the closing of certain financing transactions set forth in the consulting agreement. In addition, the consulting agreement provides that Northwest is to be granted up to 2,200,000 shares of our common stock if it achieves certain milestones related to locating financing for our business. To date, 1,200,000 shares have been granted to Northwest. Northwest's obligations under the consulting agreement are subject to certain conditions to be performed by us, including refraining from modifying our capital structure without Northwest's prior written consent. In addition, the consulting agreement provides that for three years after the occurrence of certain milestones set forth in the consulting agreement, if we desire to issue new shares of stock or any of any of our officers or directors who hold 5% or more of our common stock ("Principal Stockholders") desire to transfer their shares of our stock to a third party, we and the Principal Stockholders are required to first offer such shares to the Principal Stockholders or us (as applicable), and then to Northwest. Finally, the consulting agreement provides that Northwest is entitled to nominate a director for our board of directors for a period of five years.

ITEM 8.   DESCRIPTION OF SECURITIES

         We are authorized to issue 50,000 shares of common stock, $.001 par value, of which 14,227,123 shares were outstanding at September 30, 1999, held by 159 shareholders of record. Holders of common stock are entitled to dividends, pro rata, when, as and if declared by the board of directors out of funds available therefor. Holders of common stock are entitled to cast one vote for each share held at all stockholder meetings for all purposes, including the election of directors. The holders of more than 50% of the common stock issued and outstanding and entitled to vote, present in person or by proxy, constitute a quorum at all meetings of stockholders. The vote of a majority of common stockholders present at such a meeting will decide any question brought before that meeting, except for certain actions such as amendments to our certificate of incorporation, mergers or dissolutions which require the vote of the holders of a majority of the outstanding common stock. Upon liquidation or dissolution, the holder of each outstanding share of common stock will be entitled to share equally in the assets of Polar Cargo Systems legally available for distribution to such stockholder after payment of all liabilities. Holders of common stock are not granted any preemptive, subscription, redemption rights or registration rights. All outstanding shares of common stock are fully paid and non-assessable.

         We are also authorized to issue $5,000,000 shares of preferred stock par value $.001. As of September 30, 1999, no shares of preferred stock have been issued.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER STOCKHOLDER MATTERS

         Our common stock is traded on the National Quotation Bureau's Pink Sheets under the symbol "PCSI." The following table sets forth, for the fiscal period indicated the high and low closing bid prices for our common stock.

                           HIGH                      LOW
                           ----                      ----
Feb00                      3.2                       2.0
Jan00                      2.4                       .625
Dec99                      4.5                       .375
Nov99                      3.0                       .375
Oct99                      2.5                       .25
Sep99                      1.625                     .25
Aug99                      2.0                       1.125
Jul99                      2.25                      1.25
Jun99                      2.0                       1.25
May99                      2.5                       1.0
Apr99                      1.5                       .45
Mar99                      1.25                      .125
Feb99                      1.375                     .5
Jan99                      1.125                     .375
Dec98                      1.5                       .5
Nov98                      1.625                     .875
Oct98                      1.375                     .8125
Sep98                      1.875                     .75
Aug98                      4.25                      1.125
Jul98                      4.5                       3.15
Jun98                      3.75                      2.875
May98                      3.5                       2.875
Apr98                      3.5                       3.125

         Until October 19, 1999 our common stock was traded on the OTC Bulletin Board as was the common stock of our predecessor, Biometric Access, Incorporated. Pursuant to NASD Rule 6530, our common stock was delisted from the OTC Bulletin Board on that date because we did not satisfy the requirements to become an issuer required to make certain filings pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Our common stock will be traded on the National Quotation Bureau's Pink Sheets until such time as we meet the eligibility requirements for relisting on the OTC Bulletin Board.

         The quotations for the common stock traded on the Bulletin Board may reflect inter-dealer prices, without retail mark-up, markdown or commission and may not necessarily represent actual transactions.

DIVIDEND POLICY

         We have never declared or paid cash dividends on our common stock. We currently anticipate that we will retain all future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future.

ITEM 2.     LEGAL PROCEEDINGS

         We are not a party to any pending legal proceedings nor are any contemplated to our knowledge.

ITEM 3.    CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         We have not had any disagreements with our independent outside auditors since inception. After Biometric Access, Delaware, acquired Polar Cargo Systems, Nevada, we changed our independent outside auditor to L.L. Bradford & Company.

ITEM 4.    RECENT SALES OF UNREGISTERED SECURITIES

The following unregistered securities of the Company have been issued in the past three years:

     1. On April 5, 1999, the Company issued 6,000,000 free-trading shares to 34 non-affiliates at a purchase price of $.025 per share for an aggregate consideration of $150,000, and issued 165,000 shares to a consultant in consideration for consulting services rendered in connection with the acquisition of Polar Cargo Container, Inc., valued at $4,125. All of such shares were issued pursuant to an exemption from registration under Regulation D, Rule 504 of the Securities Act of 1933, as amended (the "Act"). The Company also issued 5,000,000 restricted shares to 34 affiliates in connection with the acquisition of all the outstanding common stock of Polar Cargo Containers, Inc. Issuance of such shares was exempt from Registration pursuant to
          Section 4(2) of the Act.

     2. On April 27, 1999, the Company issued 1,000,000 shares of restricted common stock to 2 affiliates in connection with the acquisition of all common stock of L&V Transportation, Inc. Issuance of such shares was exempt from Registration pursuant to Section 4(2) of the Act.


     3. On may 19, 1999, the Company issued 2,000,000 shares of common stock to 13 shareholders of Orient Refrigerated Transport Consolidated, Inc. ("Orient") in connection with the Company's purchase of certain assets of Orient. Issuance of such shares was exempt from Registration pursuant to Section 4(2) of the Act.

ITEM 5.    INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Under the Delaware General Corporation Law and our certificate of incorporation, our directors will have no personal liability to us or our stockholders for monetary damages incurred as the result of the breach or alleged breach by a director of his "duty of care." This provision does not apply to the directors' (i) acts or omissions that involve intentional misconduct or a knowing and culpable violation of law, (ii) acts or omissions that a director believes to be contrary to the best interests of the corporation or its stockholders or that involve the absence of good faith on the part of the director, (iii) approval of any transaction from which a director derives an improper personal benefit, (iv) acts or omissions that show a reckless disregard for the director's duty to the corporation or its stockholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing a director's duties, of a risk of serious injury to the corporation or its stockholders, (v) acts or omissions that constituted an unexcused pattern of inattention that amounts to an abdication of the director's duty to the corporation or its shareholders, or (vi) approval of an unlawful dividend, distribution, stock repurchase or redemption. This provision would generally absolve directors of personal liability for negligence in the performance of duties, including gross negligence.

         The effect of this provision in our certificate of incorporation is to eliminate the rights of our company and our stockholders (through stockholder's derivative suits on behalf of our company) to recover monetary damages against a director for breach of his fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior) except in the situations described in clauses (i) through (vi) above. This provision does not limit nor eliminate the rights of our company or any stockholder to seek non-monetary relief such as an injunction or rescission in the event of a breach of a director's duty of care. In addition, our certificate of incorporation provide that if the Delaware General Corporation Law is amended to authorize the future elimination or limitation of the liability of a director, then the liability of the directors will be eliminated or limited to the fullest extent permitted by the law, as amended. The Delaware General Corporation Law grants corporations the right to indemnify their directors, officers, employees and agents in accordance with applicable law.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

                   POLAR CARGO SYSTEMS, INC. AND SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS

       As of and for the nine months ended September 30, 1999 (Unaudited)



























                             L.L. Bradford & Company
                   Certified Public Accountants & Consultants

                                TABLE OF CONTENTS

                                                                        PAGE NO.

Consolidated Financial Statements

     Consolidated Balance Sheet                                             1

     Consolidated Statement of Income                                       2

     Consolidated Statement of Stockholders' Equity                         3

     Consolidated Statement of Cash Flows                                   4

     Notes to Consolidated Financial Statements                          5 - 10

                   POLAR CARGO SYSTEMS, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                               SEPTEMBER 30, 1999
                                   (UNAUDITED)



                                     ASSETS

Current assets

   Cash                                                          $     1,932
   Accounts receivable                                                14,469
   Other current assets                                                4,814
                                                                 -----------
     Total current assets                                             21,215

Fixed assets, net                                                    880,031

Other assets                                                         167,318
                                                                 -----------
     Total assets                                                $ 1,068,564
                                                                 ===========


                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities

   Accounts payable                                              $   133,489
   Accrued liabilities                                               331,541
   Due to related parties                                            301,513
   Capital lease obligations - current portion                         6,418
   Notes payable - current portion                                    93,074
                                                                 -----------
     Total current liabilities                                       866,035

Long-term liabilities

   Capital lease obligations - long-term portion                      94,448
   Notes payable - long-term portion
                                                                      21,512
                                                                 -----------
Total liabilities                                                    981,995

Commitments and contingencies                                            --

Stockholders' equity

   Common stock - $.001 par value, 100,000,000
      shares authorized, 14,227,123 shares issued
      and outstanding, respectively                                   14,227
   Additional paid in capital                                      1,228,179
   Accumulated deficit                                            (1,155,837)
                                                                 -----------
     Total stockholders' equity                                       86,569
                                                                 -----------
Total liabilities and stockholders' equity                       $ 1,068,564
                                                                 ===========


          See Accompanying Notes to Consolidated Financial Statements

                   POLAR CARGO SYSTEMS, INC. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999
                                   (UNAUDITED)

Revenues                                                         $   316,525

Cost of revenues                                                     265,960
                                                                 -----------
Gross profit                                                          50,565

General and administrative expenses                                  898,153
                                                                 -----------

Loss from operations                                                (847,588)

Other expenses

     Loss on disposal of fixed assets                                 76,524
     Other expenses                                                    2,269
                                                                 -----------
        Total other expense                                           78,793
                                                                 -----------
Loss before provision for
   income taxes                                                     (926,381)

Provision for income taxes                                                --
                                                                 -----------
Net loss                                                         $  (926,381)
                                                                 ===========

Basic and diluted loss per common share                          $     (0.07)
                                                                 ===========
Weighted average number of common shares used in per
   share calculation                                              14,227,123
                                                                 ===========


          See Accompanying Notes to Consolidated Financial Statements

                   POLAR CARGO SYSTEMS, INC. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999
                                   (UNAUDITED)

                                                Common Stock
                                          ------------------------    Additional                      Total
                                             Number                    Paid-in    Accumulated       Stockholders'
                                            Of Shares     Amount       Capital      Deficit           Equity
                                           ----------  -----------   -----------  -----------      --------------
Balance at January 1, 1999                  1,000,000  $     1,000   $   274,377  $  (229,456)     $    45,921

Issuance to acquire Polar Cargo

   Systems, Inc., April 5, 1999,  $0.001       62,123           62            --           --               62

Issuance to acquire Polar Cargo

   Containers, Inc., April 5, 1999, $0.001  5,000,000        5,000        62,004           --           67,004

Issuance of common stock,
   April 5, 1999, $0.025                    6,165,000        6,165       116,335           --          122,500

Issuance to acquire certain assets from
   Orient Refrigerated Transport
   Consolidated, Inc., May 15, 1999,
   $0.389                                   2,000,000        2,000       775,463           --          777,463

Net loss                                           --           --            --     (926,381)        (926,381)
                                          -----------  -----------   -----------  -----------       ----------
Balance at September 30, 1999              14,227,123  $   14,227    $ 1,228,179  $(1,155,837)      $   86,569
                                          ===========  ==========    ===========  ============      ==========











          See Accompanying Notes to Consolidated Financial Statements

                   POLAR CARGO SYSTEMS, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999
                                   (UNAUDITED)

Cash flows from operating activities:

   Net loss                                                        $(926,381)
   Adjustments to reconcile net loss to
     net cash used by operating activities:
       Loss on disposal of fixed assets                                76,524
       Depreciation and amortization                                  118,030
   Changes in operating assets and liabilities:

       Decrease in accounts receivable                                 37,139
       Increase on other assets                                      (10,085)
       Increase in accounts payable                                    76,904
       Increase in accrued liabilities                                266,647
                                                                   ----------

          Net cash used by operating activities                     (361,222)
                                                                    ---------

Cash flows from investing activities:

   Purchase of fixed assets                                          (45,836)
                                                                   ----------

         Net cash used by investing activities                       (45,836)
                                                                   ----------

Cash flows from financing activities:

   Proceeds from due to related parties                               164,986
   Principal payments on note payable                                 (6,102)
   Payments on capital lease obligations                             (15,900)
   Proceeds from additional paid-in-capital                           264,566
                                                                   ----------

          Net cash provided by financing activities                   407,550
                                                                   ----------

Net increase in cash                                                      492

Beginning balance                                                       1,440
                                                                   ----------
Ending balance                                                     $    1,932
                                                                   ==========

Schedule of non-cash investing and financing transactions:
      2,000,000 shares of common stock issued to acquire
      $777,463 of assets from Orient Refrigerated Transport
      Consolidated, Inc.                                           $  777,463
                                                                   ==========

Supplemental disclosure of cash flow information:

      Interest paid                                                $   21,635
                                                                   ==========

          See Accompanying Notes to Consolidated Financial Statements
                                       4

                   POLAR CARGO SYSTEMS, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1999
                                   (UNAUDITED)

1.   Organization and summary of significant accounting policies

     Organization - Polar Cargo Systems, Inc., formerly known as Biometric Access Technologies, Inc., (hereafter referred to as "Polar Cargo Systems") was incorporated in the state of Delaware on May 1981.

     Effective April 5, 1999, Polar Cargo Systems, Inc. consummated an acquisition agreement with Polar Cargo Containers, Inc. (PCCI) whereby Polar Cargo Systems acquired all the outstanding common stock of PCCI in exchange for 5,000,000 share of Polar Cargo Systems common stock (referred to as the "PCCI Transaction"). The PCCI Transaction has been accounted for under the pooling of interest method.

     Effective April 27, 1999, Polar Cargo Systems, Inc. consummated an acquisition agreement with L&V Transportation, Inc. (LVT) whereby Polar Cargo Systems acquired all the outstanding common stock of LVT in exchange for 1,000,000 shares of Polar Cargo Systems common stock (referred to as the "LVT Transaction").

     Both Polar Cargo Systems and PCCI did not have any operations prior to the LVT Transaction and are considered shell corporations, LVT is considered the accounting acquirer in the business combination with Polar Cargo Systems. Accordingly, the transaction between LVT and Polar Cargo Systems has been accounted for as a reverse acquisition of Polar Cargo Systems by LVT and the assets of Polar Cargo Systems have been recorded at historical cost since Polar Cargo Systems was a shell corporation with no operations and only nominal assets prior to the LVT Transaction.

     Effective May 15, 1999, Polar Cargo Systems, Inc. consummated an asset purchase agreement with Orient Refrigerated Transport Consolidated, Inc.
     (ORTC) whereby Polar Cargo Systems acquired certain assets, which include patented refrigeration system technology, from ORTC in exchange for 2,000,000 shares of Polar Cargo Systems common stock (referred to as the "ORTC Transaction"). The ORTC Transaction has been accounted for under the purchase method.

     Polar Cargo Systems, including the operations from the outstanding common stock acquired from LVT are collectively referred to herein as the "Company" subsequent to the transactions discussed above.

     The Company has continued the transportation and long haul trucking business operations through LVT, a wholly owned subsidiary. Additionally, the Company has continued the development and refinement of the patented refrigeration system through Polar Cargo Research, Ltd., a wholly owned subsidiary.

     On July 20, 1999, the Internal Revenue Service filed a Federal Tax Lien with the Secretary of State for delinquent payments on payroll taxes from 1997 through 1999 relating to LVT. Accordingly, all of LVT's assets have been subjected to the Federal Tax Lien securing such delinquent payments.

     The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. All significant inter-company transactions and balances have been eliminated.

     Interim consolidated financial statements - The accompanying consolidated financial statements as of and for the nine months ended September 30, 1999 are unaudited. In the opinion of management, all necessary adjustments (which include only normal recurring adjustments) have been made to the accompanying financial statements in order to present fairly the financial position, results of operations and cash flows for the nine months ended September 30, 1999.

                   POLAR CARGO SYSTEMS, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1999
                                   (UNAUDITED)


1.   Organization and summary of significant accounting policies (continued)

     Geographic concentration - Substantially all of the Company's operations are derived from Southern California. Consequently, the Company's results of operations and financial condition are affected by general trends in the Southern California economy and its agricultural industry.

     Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Revenue recognition - The Company recognizes revenue primarily from transportation and trucking fees. Transportation and trucking fees are recorded as revenue at the completion of the service contract.

     Fixed assets - Fixed assets are stated at cost less accumulated depreciation. Depreciation is provided principally on the straight-line method over the estimated useful lives of the assets, which are generally 5 to 27.5 years. The cost of repairs and maintenance is charged to expense as incurred. Expenditures for property betterments and renewals are capitalized. Upon sale or other disposition of a depreciable asset, cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in other income (expense).

     The Company periodically evaluates whether events and circumstances have occurred that may warrant revision of the estimated useful life of fixed assets or whether the remaining balance of fixed assets should be evaluated for possible impairment. The Company uses an estimate of the related undiscounted cash flows over the remaining life of the fixed assets in measuring their recoverability.

     Comprehensive income - The Company has no components of other comprehensive income. Accordingly, net income equals comprehensive income for all periods.

     Advertising costs - Advertising costs incurred in the normal course of operations are expensed accordingly.

     Income taxes - The Company accounts for its income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, which requires recognition of deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

     Year 2000 issue - The Company has assessed the exposure to date sensitive computer software programs that may not be operative subsequent to 1999 and has implemented a requisite course of action to minimize Year 2000 risk and ensure that neither significant costs nor disruptions of normal business operations are encountered. However, because there is no guarantee that all systems of outside vendors or other entities affecting the Company's operations will be 2000 compliant, the Company remains susceptible to consequences of the Year 2000 issue.

                   POLAR CARGO SYSTEMS, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1999
                                   (UNAUDITED)


2.   Fixed assets

     As of September 30, 1999, fixed assets consist of the following:


     Vehicles                                   $          333,160
     Equipment                                             621,813
     Office building                                        19,000
     Furniture and fixtures                                 49,918
                                                ------------------
                                                         1,023,891
     Less: accumulated depreciation                        143,860
                                                ------------------

                                                $          880,031
                                                ==================

3.   Other assets

     As of September 30, 1999, other assets consist of the following:

     Intangible asset, (net of accumulated
         amortization of $12,948)               $          157,052
     Deposits                                               10,266
                                                ------------------

                                                $          167,318
                                                 =================

     Intangible asset consists of a patent for an integrated temperature-controlled container, which the Company's management estimate future derived benefits. This intangible asset is amortized on a straight-line basis over five years. Amortization expense for the nine months ended September 30, 1999, approximated $12,948.

4.   Notes payable

     As of September 30, 1999, notes payable consist of the following:

     Promissory note payable, secured by a vehicle,
        due in monthly installments of $678, including
        interest at 11%, which matures June 2003                $     23,725

     Promissory note payable secured by an office building,
        bearing interest at 8% and due on demand                      15,861

     Promissory note payable, unsecured,
        due in weekly installments of $1,960, including
        interest at 8% and due on demand                              75,000
                                                                ------------
                                                                     114,586
     Less: amounts due within one year                                93,074
                                                                ------------
     Long-term portion of notes payable                         $     21,512
                                                                ============

                   POLAR CARGO SYSTEMS, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1999
                                   (UNAUDITED)


4.   Notes payable (continued)

     Scheduled principal payments on notes payable are as follows:

         October 1, 1999 through December 31, 1999         $           91,039
         2000                                                           5,834
         2001                                                           6,509
         2002                                                           7,263
         2003                                                           3,941
                                                           ------------------
                                                           $          114,586
                                                           ==================

5.   Capital lease obligations

     The Company is obligated under various capital leases for vehicles which range from 2 to 5 years in duration. As of September 30, 1999, capital lease obligations totaling $100,866 require minimum monthly lease payments ranging from $286 to $3,072 with interest rates ranging between 9.0% and 32.71%. Future minimum lease payments are as follows:

         1999                                                  $        24,474
         2000                                                           47,518
         2001                                                           45,516
         2002                                                           63,332
                                                               ---------------
                                                                       180,840
         Less: amount representing interest                             79,974
                                                               ---------------
                                                                       100,866
         Less: current portion                                           6,418
                                                               ---------------
         Capital lease obligations - long-term portion         $        94,448
                                                               ===============

     Equipment leased under capital leases as of September 30, 1999 totaled $108,376 which is net of accumulated depreciation of $38,363.

6.   Related party transactions

     As of September 30, 1999, due to related parties consist of the following:

     Promissory note payable to shareholder, unsecured,
        bearing no interest, due on demand                     $       18,635

                   POLAR CARGO SYSTEMS, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1999
                                   (UNAUDITED)


6.   Related party transactions (continued)
     --------------------------

     Promissory note payable to shareholder, unsecured,
        bearing interest at 8%, due on demand                           19,878

     Promissory note payable to shareholder, unsecured,
        bearing interest at 8%, due on demand                          100,000

     Promissory note payable to shareholder, unsecured,
        bearing interest at 8%, due on demand                           58,000

     Promissory note payable to shareholder, unsecured
        bearing no interest, due on demand                              55,000

     Promissory note payable to shareholder, unsecured
        bearing no interest, due on demand                              25,000

     Promissory note payable to shareholder, unsecured
        bearing no interest, due on demand                              25,000
                                                                --------------

     Total due to related parties                               $      301,513
                                                                ==============

7.   Income taxes

     The Company did not record any current or deferred income tax provision or benefit for the period presented because of nominal differences.

8.   Fair value of financial instruments

     The carrying amounts of cash, accounts receivable, accounts payable, and accrued liabilities, approximate fair value because of the short-term maturity of these instrument.

9.   Commitments and contingencies

     The Company operates from a leased facility under a noncancellable operating lease. The Agreement calls for an annual base rent of $16,538. As of September 30, 1999, total rent expense for the leased facility approximated $8,611.

     Future minimum rental payments required under the operating lease for the office facility as of September 30, 1999, are as follows:

         1999                 $        4,134
         2000                          4,134
                              --------------
                              $        8,268
                              ==============

                   POLAR CARGO SYSTEMS, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1999
                                   (UNAUDITED)


10.  Going concern

     The Company incurred a net loss of $926,381 for the nine months ended September 30, 1999. The Company's current liabilities exceed its current assets by $844,820 as of September 30, 1999. Those factors create an uncertainty about the Company's ability to continue as a going concern. The Company's management has developed a plan to reduce its liabilities by reducing operating costs and improving overall efficiency of the transportation and trucking operating activities. The Company may seek additional sources of capital through issuance of common stock, but there can be no assurance that the Company will be successful in accomplishing its objectives.

     The ability of the Company to continue as a going concern is dependent on additional sources of capital and the success of the Company's plan. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

11.  Subsequent event

     As of September 1999, the Company did not meet the required Securities and Exchange Commission filing on Form 10-SB and was de-listed from trading on the Over-The-Counter Electronic Bulletin Board. The Company is currently in the process of filing a Form 10SB with the Securities and Exchange Commission and will subsequently file for reinstatement of trading on the Over-The-Counter Electronic Bulletin Board.

                             L.L. Bradford & Company
                   Certified Public Accountants & Consultants

                   POLAR CARGO SYSTEMS, INC. AND SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS

               As of and for the year ended December 31, 1998 and
                      for the year ended December 31, 1997

           (With Report of Independent Certified Accountants Thereon)



















                             L.L. Bradford & Company
                   Certified Public Accountants & Consultants

                                TABLE OF CONTENTS

                                                                     PAGE NO.
                                                                     --------
Report of Independent Certified Public Accountants                       1

Consolidated Financial Statements

     Consolidated Balance Sheets                                         2

     Consolidated Statements of Income                                   3

     Consolidated Statements of Stockholders' Equity                     4

     Consolidated Statements of Cash Flows                               5

     Notes to Consolidated Financial Statements                       6 - 10

               Report of Independent Certified Public Accountants

Board of Directors

Polar Cargo Systems, Inc. and Subsidiaries
San Diego, California

We have audited the accompanying consolidated balance sheet of Polar Cargo Systems, Inc. and Subsidiaries as of December 31, 1998, and the related consolidated statements of income, stockholders' equity and cash flows for the years then ended December 31, 1998 and December 31, 1997, respectively. These consolidated financial statements are the responsibility of the Organization's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of as of December 31, 1998, and the results of its activities and cash flows for the year then ended December 31, 1998 and 1997 in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 10 to the consolidated financial statements, the Company has suffered losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's plans in regards to these matters are also described in Note 9. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

October 18, 1999
Las Vegas, Nevada

                   POLAR CARGO SYSTEMS, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET
                                DECEMBER 31, 1998


                                     ASSETS

Current assets

   Cash                                                              $    1,440
   Accounts receivable                                                   51,608
   Other current assets                                                   4,995
                                                                     ----------
     Total current assets                                                58,043

Fixed assets, net                                                       408,338
                                                                     ----------
     Total assets                                                    $  466,381
                                                                     ==========


                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities

   Accounts payable                                                  $   56,585
   Accrued liabilities                                                   64,894
   Due to related parties                                               136,527
   Capital lease obligations - current portion                           19,232
   Notes payable - current portion                                       22,141
                                                                     ----------
     Total current liabilities                                          299,379

Long-term liabilities

   Capital lease obligations - long-term portion                         97,534
   Notes payable - long-term portion                                     23,547
                                                                     ----------
Total liabilities                                                       420,460

Commitments and contingencies                                                --

Stockholders' equity

   Common stock - $.001 par value, 100,000,000
      shares authorized, 1,000,000 shares issued
      and outstanding                                                     1,000
   Additional paid in capital                                           274,377
   Accumulated deficit                                                 (229,456)
                                                                     ----------
     Total stockholders' equity                                          45,921
                                                                     ----------
Total liabilities and stockholders' equity                           $  466,381
                                                                     ==========


          See Accompanying Notes to Consolidated Financial Statements

                   POLAR CARGO SYSTEMS, INC. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME

                                                    For the Year          For the Year
                                                        Ended                 Ended
                                                    December 31,           December 31,
                                                        1998                   1997
                                                   ----------------      -----------------
Revenues                                              $    496,906          $   847,492

Cost of revenues                                           442,534              648,268
                                                       -----------          -----------

Gross profit                                                54,372              199,224

General and administrative expenses                        286,244              173,009
                                                       -----------          -----------

Income (loss) before provision for
   income taxes                                          (231,872)               26,215

Provision for income taxes                                      --                8,913
                                                       -----------          -----------

Net income (loss)                                      $ (231,872)          $    17,302
                                                       ===========          ===========

Basic and diluted earnings (loss) per
   common share                                        $    (0.23)          $     0.02
                                                       ===========          ===========
Weighted average number of common
   shares used in per share calculation
                                                         1,000,000            1,000,000
                                                       ===========          ===========


          See Accompanying Notes to Consolidated Financial Statements
                                       3

                   POLAR CARGO SYSTEMS, INC. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                                                Common Stock
                                          ------------------------    Additional                 Total
                                             Number                    Paid-in    Accumulated  Stockholders'
                                            Of Shares     Amount       Capital      Deficit       Equity
                                          -----------  -----------   ----------- ------------  -------------
Balance at January 1, 1997                  1,000,000  $     1,000   $        -- $    (14,886) $   (13,886)

Shareholder contributions                          --           --        11,500           --       11,500

Net income                                         --           --            --       17,302       17,302
                                          -----------  -----------   -----------  -----------  -----------

Balance at December 31, 1997                1,000,000        1,000        11,500        2,416       14,916

Shareholder contributions                          --           --       262,877           --      262,877

Net income                                         --           --            --     (231,872)    (231,872)
                                          -----------  -----------   -----------  -----------  -----------
Balance at December 31, 1998                1,000,000  $     1,000   $   274,377  $  (229,456) $    45,921
                                          ===========  ===========   ===========  ===========  ===========













          See Accompanying Notes to Consolidated Financial Statements

                   POLAR CARGO SYSTEMS, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                         For the Year         For the Year
                                                                             Ended               Ended
                                                                         December 31,         December 31,
                                                                             1998                 1997
                                                                        ----------------    -----------------
Cash flows from operating activities:
   Net income (loss)                                                       $  (231,872)           $   17,302
   Adjustments to reconcile net income (loss)
     to net cash used by operating activities:
       Depreciation and amortization                                             52,987                1,267
   Changes in operating assets and liabilities:
       (Increase) decrease in accounts receivable                                   865             (52,473)
       Increase on other assets                                                 (4,995)                   --
       Increase in accounts payable                                              36,103                4,734
       Increase in accrued liabilities                                           45,577               20,179
                                                                            -----------            ---------

          Net cash used by operating activities                                (101,335)              (8,991)
                                                                             -----------            ---------

Cash flows from investing activities:
   Purchase of fixed assets                                                     (23,675)                  --
                                                                             -----------            ---------

         Net cash used by investing activities                                  (23,675)                  --
                                                                             -----------            ---------

Cash flows from financing activities:
   Proceeds from due to related parties                                         136,527               20,926
   Principal payments on notes payable                                          (11,421)                  --
   Payments on capital lease obligations                                        (26,974)                  --
   Proceeds from shareholder contribution                                        16,383                   --
                                                                             -----------            ---------

          Net cash provided by financing activities                             114,515               20,926
                                                                             -----------            ---------

Net increase (decrease) in cash                                                 (10,495)              11,935

Beginning balance                                                                11,935                   --
                                                                             -----------            ---------

Ending balance                                                               $    1,440           $   11,935
                                                                             ==========           ==========

Schedule of non-cash investing and financing transactions:
      Acquisition of fixed assets under capital
         lease obligations                                                   $  203,598            $      --
                                                                             ==========            =========
      Acquisition of fixed asset from shareholder
         contribution                                                        $  246,494            $  12,500
                                                                             ==========            =========

Supplemental disclosure of cash flow Information:
      Interest paid                                                          $   11,254            $     258
                                                                             ==========            =========


          See Accompanying Notes to Consolidated Financial Statements

                   POLAR CARGO SYSTEMS, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 1998

1.   Organization and summary of significant accounting policies

     Organization - Polar Cargo Systems, Inc., formerly known as Biometric Access Technologies, Inc., (hereafter referred to as "Polar Cargo Systems") was incorporated in the state of Delaware on May 1981.

     Effective April 5, 1999, Polar Cargo Systems, Inc. consummated an acquisition agreement with Polar Cargo Containers, Inc. (PCCI) whereby Polar Cargo Systems acquired all the outstanding common stock of PCCI in exchange for 5,000,000 share of Polar Cargo Systems common stock (referred to as the "PCCI Transaction"). The PCCI Transaction has been accounted for under the pooling of interest method.

     Effective April 27, 1999, Polar Cargo Systems, Inc. consummated an acquisition agreement with L&V Transportation, Inc. (LVT) whereby Polar Cargo Systems acquired all the outstanding common stock of LVT in exchange for 1,000,000 shares of Polar Cargo Systems common stock (referred to as the "LVT Transaction").

     Both Polar Cargo Systems and PCCI did not have any operations prior to the LVT Transaction and is considered to have been a shell corporations and LVT is considered the accounting acquirer in the business combination with Polar Cargo Systems. Accordingly, the transaction between LVT and Polar
     Cargo Systems has been accounted for as a reverse acquisition of Polar Cargo Systems by LVT and the assets of Polar Cargo Systems have been recorded at historical cost since Polar Cargo Systems was a shell corporation with no operations and only nominal assets prior to the LVT Transaction.

     Polar Cargo Systems, including the operations from the outstanding common stock acquired from LVT are collectively referred to herein as the "Company" subsequent to the transactions discussed above.

     The Company has continued the transportation and long haul trucking business operations through LVT, a wholly owned subsidiary.

     The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. All significant inter-company transactions and balances have been eliminated.

     Geographic concentration - Substantially all of the Company's operations are derived from Southern California. Consequently, the Company's results of operations and financial condition are affected by general trends in the Southern California economy and its agricultural industry.

     Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Revenue recognition - The Company recognizes revenue primarily from transportation and trucking fees. Transportation and trucking fees are recorded as revenue at the completion of the service contract.

                   POLAR CARGO SYSTEMS, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 1998


1.   Organization and summary of significant accounting policies (continued)

     Fixed assets - Fixed assets are stated at cost less accumulated depreciation. Depreciation is provided principally on the straight-line method over the estimated useful lives of the assets, which are generally 5 to 27.5 years. The cost of repairs and maintenance is charged to expense as incurred. Expenditures for property betterments and renewals are capitalized. Upon sale or other disposition of a depreciable asset, cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in other income (expense).

     The Company periodically evaluates whether events and circumstances have occurred that may warrant revision of the estimated useful life of fixed assets or whether the remaining balance of fixed assets should be evaluated for possible impairment. The Company uses an estimate of the related undiscounted cash flows over the remaining life of the fixed assets in measuring their recoverability.

     Comprehensive income - The Company has no components of other comprehensive income. Accordingly, net income equals comprehensive income for all periods.

     Advertising costs - Advertising costs incurred in the normal course of operations are expensed accordingly.

     Income taxes - The Company accounts for its income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, which requires recognition of deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

     Year 2000 issue - The Company has assessed the exposure to date sensitive computer software programs that may not be operative subsequent to 1999 and has implemented a requisite course of action to minimize Year 2000 risk and ensure that neither significant costs nor disruptions of normal business operations are encountered. However, because there is no guarantee that all systems of outside vendors or other entities affecting the Company's operations will be 2000 compliant, the Company remains susceptible to consequences of the Year 2000 issue.

2.   Fixed assets

     As of December 31, 1998, fixed assets consist of the following:

     Vehicles                                              $          425,160
     Equipment                                                         13,400
     Office building                                                   19,000
     Furniture and fixtures                                             5,032
                                                           ------------------
                                                                      462,592

     Less: accumulated depreciation                                    54,254
                                                           ------------------

                                                           $          408,338
                                                           ==================

                   POLAR CARGO SYSTEMS, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 1998


3.   Notes payable

     As of December 31, 1998, notes payable consist of the following:

     Promissory note payable, secured by a vehicle,
        due in monthly installments of $678, including
        interest at 11%, which matures June 2003                 $     29,827

     Promissory note payable, secured by an office building,
        bearing interest at 8.0%, due on demand                        15,861
                                                                 ------------
                                                                       45,688

     Less: amounts due within one year                                 22,141
                                                                 ------------

     Long-term portion of notes payable                          $     23,547
                                                                 ============

     Scheduled principal payments on notes payable are as follows:

         1999                           $      22,141
         2000                                   5,834
         2001                                   6,509
         2002                                   7,263
         2003                                   3,941
                                        -------------
                                        $      45,688
                                        =============

4.   Capital lease obligations

     The Company is obligated under various capital leases for vehicles which range from 2 to 5 years in duration. As of December 31, 1998, capital lease obligations totaling $116,766 require minimum monthly lease payments ranging from $286 to $3,072 with interest rates ranging between 9.0% and 32.71%. Future minimum lease payments are as follows:

         1999                                              $           53,376
         2000                                                          47,518
         2001                                                          45,516
         2002                                                          63,332
                                                           ------------------
                                                                      209,742

         Less: amount representing interest                            92,976
                                                           ------------------
                                                                      116,766

         Less: current portion                                         19,232
                                                           ------------------

         Capital lease obligations - long-term portion     $           97,534
                                                           ==================

     Equipment leased under capital leases as of December 31, 1998, totaled $130,327, which is net of accumulated depreciation of $16,413.

                   POLAR CARGO SYSTEMS, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 1998


5.   Related party transactions

     As of December 31, 1998, due to related parties consist of the following:

     Promissory note payable to shareholder, unsecured,
        bearing no interest, due on demand                         $     17,543

     Promissory note payable to shareholder, unsecured,
        bearing interest at 8%, due on demand                            18,984

     Promissory note payable to shareholder, unsecured,
        bearing interest at 8%, due on demand                           100,000
                                                                   ------------

     Due to related parties                                        $    136,527
                                                                   ============

6.   Income taxes

     The Company did not record any current or deferred income tax provision or benefit for any of the periods presented because of nominal differences.

7.   Fair value of financial instruments

     The carrying amounts of cash, accounts receivable, accounts payable, and accrued liabilities, approximate fair value because of the short-term maturity of these instrument.

8.   Commitments and contingencies

     The Company operates from a leased facility under a noncancellable operating lease. The agreement calls for an annual base rent of $16,538. As of December 31, 1998, total rent expense for the leased facility approximated $7,200.

     Future minimum rental payments required under the operating lease for the office facility as of December 31, 1998, are as follows:

         1999                   $       16,538
         2000                            4,134
                                --------------

                                $       20,672
                                ==============

9.   Going concern

     The Company incurred a net loss of $231,872 for the year ended December 31, 1998. The Company's current liabilities exceed its current assets by $241,336 as of December 31, 1998. Those factors create an uncertainty about the Company's ability to continue as a going concern. The Company's management has developed a plan to reduce its liabilities by reducing operating costs and improving overall efficiency of the transportation and trucking operating activities. The Company will seek additional sources of capital through issuance of common stock, but there can be no assurance that the Company will be successful in accomplishing its objectives.

     The ability of the Company to continue as a going concern is dependent on additional sources of capital and the success of the Company's plan. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

10.  Subsequent events

     Effective May 15, 1999, Polar Cargo Systems, Inc. consummated an asset purchase agreement with Orient Refrigerated Transport Consolidated, Inc.
     (ORTC) whereby Polar Cargo Systems, Inc. acquired certain assets, to include patented refrigeration system technology, from ORTC in exchange for 2,000,000 shares of Polar Cargo Systems, Inc. common stock (referred to as the "ORTC Transaction"). The ORTC Transaction has been accounted for under the purchase method.

     As of September 1999, the Company did not meet the required Securities and Exchange Commission filing on Form 10-SB and was de-listed from trading on the Over-The-Counter Electronic Bulletin Board. The Company is currently in the process of filing a Form 10SB with the Securities and Exchange Commission and will subsequently file for reinstatement of trading on the Over-The-Counter Electronic Bulletin Board.

     On July 20, 1999, the Internal Revenue Service filed a Federal Tax Lien with the Secretary of State for delinquent payments on payroll taxes from 1997 through 1999 relating to L&V Transportation, Inc. (LVT), a wholly owned subsidiary of Polar Cargo Systems, Inc. Accordingly, all of LVT's assets have been subjected to the Federal Tax Lien securing such delinquent payments.

PART F/S

The Financial Statements of Polar Cargo Systems, Inc. required by regulation S-B commence on page F-1 and are incorporated herein by reference.

PART III

Items 1&2. Index to Exhibits and Description of Exhibits

3.1      Articles of Incorporation with Amendments
3.2      By-Laws

10.2     Consulting Agreement with Northwest Capital Partners, LLC
10.7     Office Space Lease Agreement
21       Subsidiaries of the Registrant
27       Financial Data Schedule

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     POLAR CARGO SYSTEMS, INC.



Date:  February    , 2000                            /s/Robert Dale
                                                     ------------------------
                                                     Robert Dale, President






















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